UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	12-14

Report of Independent Registered Public Accounting Firm	15

Signature	16

Exhibit Index	17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	18

EXXONMOBIL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2009	2008

Assets

Investments, at fair value (Note 7):

Exxon Mobil Corporation common stock	$11,863	$13,999

Other investments	6,276	5,706

Total investments	18,139	19,705

Accrued interest	9	11

Other receivables	-	5

Total assets	18,148	19,721

Liabilities

Payables and accrued liabilities	34	39

Payable for cash collateral on securities loaned	231	264

Total liabilities	265	303

Net assets available for benefits	$17,883	$19,418

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

(millions of dollars)

Additions:

Contributions:

Employer	$256
Participant	421
Transfers-in at fair value	5

Total contributions	682

Investment income:

Interest	100
Dividends	291
Net depreciation in fair value of investments (Note 6)	(1,272)

Net investment income/(loss)	(881)

Total additions/(deductions)	(199)

Deductions:

Benefit payments	(1,336)

Total deductions	(1,336)

Net decrease	(1,535)

Net assets available for benefits:

Beginning of year	19,418

End of year	$17,883

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or "Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.  In addition, effective February 8, 2002, the entire Plan was designated an Employee Stock Ownership Plan ("ESOP"), designed to invest primarily in employer securities.

Contributions

The Plan permits participant contributions that range from 6% to 20% of each participant’s eligible pay.  The Company matches only the minimum 6% contribution in an amount equal to 7% of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize their pretax contributions may elect to make additional pretax contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Forfeitures

During 2009, employer contributions totaling $0.6 million were forfeited by terminating employees and used to offset future employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 7.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2009 and 2008.  In accordance with the Securities Lending Agreement, the market value of the collateral held is required to be 100% of the market value of government securities lent and 102% for all other securities lent.  The fair value of ExxonMobil Common Assets fund securities on loan was $225 million and $257 million, at December 31, 2009 and 2008, respectively.  The securities on loan are reflected in the Statement of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2009 and 2008.  The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers-in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3:  Party-in-Interest Transactions

During 2009, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial services to the Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated November 14, 2002, that the Plan is qualified and the trusts established under the Plan are tax-exempt under the appropriate sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock and management fees.  Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.

Note 6:  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2009	2008

Exxon Mobil Corporation
common stock, 174 and 175
million shares, respectively	$11,863	$13,999

NTGI-QM Coltv Daily S&P 500
Equity Index Fund, 499 and 516
thousand units, respectively	1,603	1,304

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments (continued)

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,272 million as follows:

(millions of dollars)

ExxonMobil common stock	$(2,017)
Common collective trusts	752
Government securities	(16)
Corporate debt securities	6
Other	3

$(1,272)

Note 7:  Assets Measured at Fair Value on a Recurring Basis

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1”, “Level 2”, and “Level 3” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value (in millions of dollars):

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

Fair Value Measurements at December 31, 2009 Using

		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobservable Inputs
Description of investments	Value	(Level 1)		(Level 2)		(Level 3)

ExxonMobil common stock	$11,863	$11,863	(1)
Common Assets Fund:
Fixed income	2,221			$ 2,221	(3)
Short term investments	183	183	(2)
Participant loans	220					$ 220	(7)
Securities lending collateral fund	231			231	(4)
Common collective trusts:
S&P 500 Fund	1,603			1,603	(5)
Small & Mid Cap Fund	860			860	(5)
International Equity Fund	638			638	(5)
Aggregate Bond Fund	320			320	(6)

Total	$18,139	$12,046		$ 5,873		$ 220

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For short term investments, fair value is a based on observable quoted prices on an active exchange.

3)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

4)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

5)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

6)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

7)

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

Fair Value Measurements at December 31, 2008 Using

		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobservable Inputs
Description of investments	Value	(Level 1)		(Level 2)		(Level 3)

ExxonMobil common stock	$13,999	$13,999	(1)
Common Assets Fund:
Fixed Income	2,178			$ 2,178	(3)
Short Term Investments	416	416	(2)
Participant loans	188					$ 188	(7)
Securities lending collateral fund	264			264	(4)
Common collective trusts:
S&P 500 Fund	1,304			1,304	(5)
Small & Mid Cap Fund	628			628	(5)
International Equity Fund	460			460	(5)
Aggregate Bond Fund	268			268	(6)

Total	$19,705	$14,415		$ 5,102		$ 188

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For short term investments, fair value is a based on observable quoted prices on an active exchange.

3)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

4)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

5)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.  The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

6)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

7)

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Consistent with additional authoritative guidance and to conform to the 2009 presentation basis, certain fair value hierarchy levels for the December 31, 2008 values have been reclassified.  The fair value for these investments did not change.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

The change in the fair value in 2009 of Level 3 assets that use significant unobservable inputs to measure fair value is shown in the table below:

Participant Loans (millions of dollars)

Fair value at January 1	$188
Issuances and settlements (net)	32
Fair value at December 31	$220

                                                                                                                                                            SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(b)	(c)			(d)	(e)
IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
	coupon	maturity	par/units	**	VALUE
			(000’s)		($000’s)

U.S. GOVERNMENT SECURITIES

CITIGROUP FDG INC FDIC GTD NT	2.125%	7/12/2012	5,000		$ 5,039
CITIGROUP INC FDIC GTD NT	2.875%	12/9/2011	10,000		10,300
FED FARM CR BKS CONS SYSTEMWIDE BDS	3.750%	12/6/2010	90,000		92,602
FED HOME LOAN MTG CORP DEB	4.125%	7/12/2010	27,500		28,046
FED HOME LOAN MTG CORP NT	6.875%	9/15/2010	14,700		15,365
FED HOME LOAN MTG CORP NT	4.125%	10/18/2010	7,300		7,505
FED HOME LOAN MTG CORP PREASSIGN	5.125%	4/18/2011	55,000		58,049
FED HOME LOAN MTG CORP PREASSIGN	1.500%	1/7/2011	25,000		25,228
FED HOME LOAN MTG CORP PREASSIGN	3.250%	2/25/2011	20,000		20,551
FED HOME LOAN MTG CORP PREASSIGN	1.750%	6/15/2012	20,000		20,089
FED HOME LOAN MTG CORP PREASSIGN	5.500%	8/20/2012	10,000		10,973
FED HOME LOAN MTG CORP PREASSIGN	5.125%	8/23/2010	7,000		7,202
FEDERAL FARM CR BANK	4.750%	5/7/2010	65,000		66,016
FEDERAL FARM CR BANK	5.250%	9/13/2010	20,000		20,626
FEDERAL HOME LOAN BANK BD	3.625%	7/1/2011	45,000		46,753
FEDERAL HOME LOAN BANK BD	1.000%	12/28/2011	30,000		29,874
FEDERAL HOME LOAN BANK BD	5.250%	6/11/2010	27,810		28,423
FEDERAL HOME LOAN BANK BD	5.375%	8/19/2011	25,000		26,686
FEDERAL HOME LOAN BANK BD	3.625%	9/16/2011	25,000		26,085
FEDERAL HOME LOAN BANK BD	3.375%	6/24/2011	25,000		25,827
FEDERAL HOME LOAN BANK BD	1.750%	8/22/2012	25,000		25,026
FEDERAL HOME LOAN BANK BD	4.375%	9/17/2010	22,000		22,588
FEDERAL HOME LOAN BANK BD	4.375%	10/22/2010	14,500		14,930
FEDERAL HOME LOAN BANK BD	1.875%	6/20/2012	10,000		10,069
FEDERAL HOME LOAN BANK BD	4.875%	3/12/2010	3,220		3,249
FEDERAL HOME LOAN BANK PREASSIGN	5.000%	10/13/2011	10,000		10,684
FEDERAL NATL MTG ASSN	7.125%	6/15/2010	64,000		65,993
FEDERAL NATL MTG ASSN	6.000%	5/15/2011	40,000		42,824
FEDERAL NATL MTG ASSN	1.000%	11/23/2011	40,000		39,907
FEDERAL NATL MTG ASSN	5.500%	3/15/2011	25,000		26,420
FEDERAL NATL MTG ASSN	5.000%	2/16/2012	15,000		16,145
FEDERAL NATL MTG ASSN	4.875%	5/18/2012	10,000		10,792
FEDERAL NATL MTG ASSN	4.250%	8/15/2010	10,000		10,244
FEDERAL NATL MTG ASSN	7.250%	1/15/2010	10,000		10,022
FEDERAL NATL MTG ASSN	1.750%	8/10/2012	10,000		9,998
FEDERAL NATL MTG ASSN	4.375%	9/15/2012	5,000		5,354
FEDERAL NATL MTG ASSN PREASSIGN	5.125%	4/15/2011	60,000		63,381
FEDERAL NATL MTG ASSN PREASSIGN	5.375%	11/15/2011	30,000		32,340
FEDERAL NATL MTG ASSN PREASSIGN	4.375%	9/13/2010	22,000		22,582
FEDERAL NATL MTG ASSN PREASSIGN	2.000%	1/9/2012	10,000		10,145
GEN ELEC CAP CRP MED TRM FDIC GTD NTS	3.000%	12/9/2011	10,000		10,308
GEN ELEC CAP CRP MED TRM FDIC GTD NTS	2.250%	3/12/2012	5,000		5,072
JPMORGAN CHASE & CO FDIC GTD NT	2.125%	6/22/2012	10,000		10,115
U S BANCORP MD TRM SR FDIC GTD NT	1.800%	5/15/2012	10,000		10,052

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(b)	(c)			(d)	(e)
IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
	coupon	maturity	par/units	**	VALUE
			(000’s)		($000’s)

US SAVINGS BDS SER EE	1.300%	2/1/2039	85,985		$ 85,985
US SAVINGS BDS SER EE	3.000%	3/1/2038	91,404		91,404
US SAVINGS BDS SER I	0.000%	2/1/2038	189,732		189,732
US SAVINGS BDS SER I	0.000%	2/1/2039	175,589		175,589
US SAVINGS BDS SER I	0.000%	10/1/2031	242,186		242,186
US SAVINGS BDS SER I	0.000%	1/1/2033	208,819		208,819
US SAVINGS BDS SER I	0.000%	10/1/2032	112,465		112,465

TOTAL U.S. GOVERNMENT SECURITIES					$ 2,165,659

CORPORATE DEBT SECURITIES

CHASE ISSUANCE TR	4.960%	9/17/2012	12,000		$ 12,362
HARLEY DAVIDSON MTR TR 2007-1	5.220%	3/15/2012	1,240		1,248
HARLEY DAVIDSON MTR TR 2007-2	5.100%	5/15/2012	1,656		1,672
HARLEY-DAVIDSON MTR TR 2005-2	4.070%	2/15/2012	2,323		2,343
HARLEY-DAVIDSON MTR TR 2005-3	4.410%	6/15/2012	6,407		6,504
HARLEY-DAVIDSON MTR TR 2006-2	5.350%	3/15/2013	4,543		4,675
HARLEY-DAVIDSON MTR TR 2006-3	5.240%	1/15/2012	19		20
HARLEY-DAVIDSON MTR TR 2007-3	5.520%	11/15/2013	4,000		4,200
HONDA AUTO REC 2006-3 OWNER TR	5.110%	4/15/2012	4,490		4,551
HONDA AUTO REC 2007-1 OWNER TR	5.100%	3/18/2011	2,184		2,200
HONDA AUTO REC 2007-2 OWNER TR	5.460%	5/23/2011	1,015		1,026
HSBC AUTOMOTIVE TR USA 2006-1	5.430%	6/17/2011	1,556		1,567
HSBC AUTOMOTIVE TR USA 2006-2	5.610%	8/17/2011	1,508		1,524
NISSAN AUTO RECEIVABLES 2007-B	5.030%	5/16/2011	1,736		1,754
USAA AUTO OWNER TR 2006-4	5.010%	6/15/2011	378		379
USAA AUTO OWNER TR 2007-1	5.430%	10/17/2011	1,360		1,374
USAA AUTO OWNER TR 2007-2	4.900%	2/15/2012	2,115		2,142
WACHOVIA AUTO LN OWNER TR 2007-1	5.290%	4/20/2012	4,629		4,713
WACHOVIA AUTO OWNER TR 2007-A	5.390%	9/20/2011	1,719		1,737

TOTAL CORPORATE DEBT SECURITIES					$ 55,991

*PARTICIPANT LOANS	3.75% to 11.5% Maturity from 1 to 195 months			$ 219,753

SCHEDULE H

EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2009
(b)	(c)		(d)	(e)
IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST	CURRENT
coupon	maturity	par/units	**	VALUE
		(000’s)		($000’s)

COMMON COLLECTIVE TRUSTS

*NTGI-QM COLTV DAILY S&P 500 EQUITY		499		$ 1,602,628
INDEX FUND
*NTGI-QM COLTV DAILY SMALLCAP EQUITY		3,589		859,875
INDEX FUND
*NTGI-QM COLTV DAILY EAFE INDEX		1,856		637,755
FUND
*NTGI-QM COLTV DAILY AGGREGATE		793		319,882
BOND FUND

TOTAL COMMON COLLECTIVE TRUSTS				$ 3,420,140

REGISTERED INVESTMENT FUNDS

MFO MONEY MKT OBLIGS TR GOVT OBLIGS FD				$ 100,086
MFO JPMORGAN TR II US GOVT MONEY MKT FD				60,188
*MFB NORTHERN INSTL FDS GOVT SELECT				22,988

TOTAL REGISTERED INVESTMENT FUNDS				$ 183,262

OTHER

*CORE USA COLLATERAL FUND				$ 231,027
*CORE USA SUB-FUND		7		100

TOTAL OTHER				$ 231,127

COMMON STOCK

*EXXON MOBIL CORPORATION		173,962		$11,862,784

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES				$18,138,716

* Party-in-interest as defined by ERISA

** Cost information is not required for participant-directed investments and, therefore, is not included.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 9, 2010

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Joel P. Webb

Joel P. Webb

Administrator-Accounting

Dated:  June 9, 2010

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 9, 2010